Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, NY 10036	Cowen and Company, LLC 555 California Street, 5th Floor San Francisco, CA 94104	Leerink Partners, LLC 299 Park Avenue, 21st Floor New York, NY 10171

May 1, 2015

Re:                             Adaptimmune Therapeutics plc

Registration Statement on Form F-1

Registration File No. 333-203267

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 1,855 copies of the Preliminary Prospectus included in the Registration Statement on Form F-1 were distributed during the period April 27 through the date hereof, to prospective underwriters, institutions, dealers and others.

We hereby confirm that we will, and have been informed by the other participating underwriters that they will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Adaptimmune Therapeutics plc for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern time on May 5, 2015, or as soon thereafter as practicable.

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Very truly yours,

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Vice-President

By:	COWEN AND COMPANY, LLC

By:	/s/ Christopher Weekes
Name: Christopher Weekes
Title: Managing Director

By:	LEERINK PARTNERS, LLC

By:	/s/ John I. Fitzgerald, Esq.
Name: John I. Fitzgerald, Esq.
Title: Managing Director

[Signature page to Acceleration Request Letter]